BRANDON J. CAGE

Pacific Life Insurance Company

Assistant Vice President

Managing Associate General Counsel

Office of General Counsel

Phone: 949-219-3943

Fax: 949-219-3706

Brandon.Cage@pacificlife.com

July 21, 2022

Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Pacific Life Insurance Company
Pacific Select Exec Separate Account – File No. 811-05563
Initial Registration Statement and Pre-Effective Amendment No. 1 on Form N-6
Pacific Protector VUL - File No. 333-260417

Dear Ms. Choo:

On behalf of Pacific Life Insurance Company (“Pacific Life”) and Pacific Select Exec Separate Account of Pacific Life (811-05563). Set forth below are responses to Staff comments received on March 3, 2022, in connection with the above referenced Initial Registration Statement on Form N-6, filed October 22, 2021, and Pre-Effective Amendment No. 1, filed February 7, 2022.

PROSPECTUS

Special Terms

1.	Staff Comment: Definition of Basic Life Coverage Layer. The last sentence of this definition states “The Face Amount of a Basic Life Coverage Layer that is added after issue may be decreased to zero, but it cannot be terminated”. Does this sentence mean that additional coverage layers can be reduced to zero but not the original basic Face Amount that is added at issue? If so, please clarify this distinction in the disclosure and if not, please revise the statement accordingly.

Response: We removed the disclosure as it no longer applies.

Important Information You Should Consider About the Policy

Risks

Yoon Choo
July 21, 2022

—Not a Short-Term Investment

2.	Staff Comment: Please remove “…and to help other long-term financial objectives” from the second sentence of the first paragraph.

Response: We made the requested modification.

3.	Staff Comment: As a new third sentence in the first paragraph, please add “That no withdrawal may be made during the first year of the Policy.”

Response: We made the requested modification.

4.	Staff Comment: In the second paragraph, if accurate, please state that even if the Basic Coverage Layer Face Amount decreases including decreases for withdrawals, the applicable surrender charge will not change.

Response: We made the requested modification.

—Risks Associated with Investment Option

5.	Staff Comment: Please add a cross reference to the Fixed Account disclosure in the Location in Prospectus column.

Response: We made the requested modification.

Restrictions

—Optional Benefits

6.	Staff Comment: In the third sentence, the Company states that not all riders are available in every state and some riders may only be added when you apply for your Policy. For this product, all optional riders must be added at Policy issue. If accurate, please remove the disclosure in question.

Response: We removed the language regarding adding optional riders.

7.	Staff Comment: Please remove the sentence “We may stop offering an optional benefit at any time for new purchases” or in the alternative keep and add “policy purchases”.

Response: We added “Policy” to provide clarification.

Taxes

—Tax Implications

8.	Staff Comment: In the second sentence, please replace “Distributions may” was changed to “Withdrawals will” pursuant to Instruction 5 to Item 2. Please use “withdrawals” consistently throughout the prospectus unless the context requires otherwise.

Yoon Choo
July 21, 2022

Response: We will make changes where appropriate.

Fee Tables

Annual fund Expenses

9.	Staff Comment: In the bolded paragraph above the Annual Fund Expenses table, please remove the second sentence that states “These amounts also include the Policy’s Asset Charge.” Please also remove similar disclosure from other areas of the prospectus.

Response: We made the requested modification.

Principal Risks of Investing in the Policy

Unsuitable as Short-Term Savings Vehicle

10.	Staff Comment: Please carry over changes requested in Comments 3, 4 and 5 above (The Important Information You Should Consider About the Policy – Risks – Not a Short-Term Investment section) to this section.

Response: We made the requested modifications where appropriate.

Other Benefits Available Under the Policy

11.	Staff Comment: In the Rider table – Short-Term No-Lapse Guarantee Rider, please remove “and Death Benefit Option A or B is chosen at Policy Issue” in the first bullet and elsewhere, since this Policy only offers those two death benefit options.

Response: We made the requested modification.

12.	Staff Comment: In the Rider table – Short-Term No-Lapse Guarantee Rider, please remove the fourth bullet “Policy loans or withdrawals taken will reduce the benefit” since the rider will stay in effect as long as certain minimum premium is paid and the No-Lapse Credit less Policy Debt is equal to or greater than zero.

Response: We made the requested modification.

13.	Staff Comment: In the Rider table – Short-Term No-Lapse Guarantee Rider, similar to the No-Lapse Guarantee Value description for the Flexible Duration No-Lapse Guarantee Rider, please briefly explain what the No-Lapse Credit Value is based on.

Response: We made the requested modification.

Optional Riders and Benefits

14.	Staff Comment: For the accelerated death benefit riders (Premier Chronic Illness Rider, Premier Living Benefits Rider 2, Premier Living Benefits Rider, and the Terminal Illness Rider) please briefly explain how much the death benefit and other policy values will be

Yoon Choo
July 21, 2022

reduced by.

Response: We respectfully decline to make the requested changes. We think that adding any complex examples will take away from the importance of the bold disclosure. Primarily, that the Death Benefit may be reduced by an amount greater than the Benefit payment itself. In addition, the second portion of this disclosure was meant to disclose the high-level policy values that may be considered most important and are more logical to a policy holder. To add an exhaustive list (by removing “but not limited to”) will again take away from the values that a policy holder would want to focus on.

15.	Staff Comment: In the new disclosure that summarizes the No-Lapse Guarantee Riders, (disclosure which will be moved to the Overview of the Policy section), for the Short-Term No-Lapse Guarantee Rider, please add “as long as the No-Lapse Credit less Policy Debt is equal to or greater than zero.” To the end of the last sentence.

Response: We made the requested modification.

Short-Term No-Lapse Guarantee Rider

—Rider Terms

16.	Staff Comment: In the No-Lapse Guarantee Premium definition, the third sentence states “The No-Lapse Guarantee Premium in effect as of the Policy Date is shown in the Policy Specification and is expressed as an annual amount”. Please briefly explain how the No-Lapse Guarantee Premium is calculated.

Response: We added additional disclosure regarding the premium.

—How the Rider Works

17.	Staff Comment: There appears to be two ways to keep the Policy in place under the Rider. The second paragraph states that the rider will continue in effect if flexible premium payments are made as long as the No-Lapse Credit less Policy Debt is equal to or greater than zero. Are the minimum premium payments to be made one way to keep the Policy in force and is the No-Lapse Credit less Policy Debt a second way to keep the Policy in force? Please reconcile. In addition, if accurate, please clarify that payment of the minimum payment amount is subject to certain assumptions and explain what those are and that the minimum payment amount can change.

Response: Thank you for pointing this out. There is only one way and that is to keep the No-Lapse Credit less Policy Debt equal to or greater than zero. The intention of the paragraph is to convey that there are multiple ways to pay premiums and such premium amounts can vary. To provide some clarity we removed the reference to increases to the Face Amount.

18.	Staff Comment: The new example in this section references a “Monthly interest rate is 0.0%...”. This factor is not discussed elsewhere. Please provide an explanation of what this rate is.

Response: To avoid any confusion, we removed the reference to Monthly interest rate and modified the example to tie into the calculation steps.

Yoon Choo
July 21, 2022

Premier Chronic Illness Rider

19.	Staff Comment: For the second sentence of the third paragraph, please specify all values that will be reduced pro rata and remove “but not limited to”. Pease also make this change to the other accelerated death benefit riders that have this disclosure.

Response: We respectfully decline to make the requested changes. We think that adding any complex examples will take away from the importance of the bold disclosure. Primarily, that the Death Benefit may be reduced by an amount greater than the Benefit payment itself. In addition, the second portion of this disclosure was meant to disclose the high-level policy values that may be considered most important and are more logical to a policy holder. To add an exhaustive list (by removing “but not limited to”) will again take away from the values that a policy holder would want to focus on.

How Premiums Work

Deductions from Your Premiums

20.	Staff Comment: In the first sentence of the third paragraph, please change “and are allocated to the Fixed Account” to “which are allocated to the Fixed Account” and also delete “as long as the Policy is In Force.”

Response: We removed the reference to “as long as the Policy is In Force”. However, due to a design change the reference to the Fixed Account was removed.

21.	Staff Comment: The second sentence of the third paragraph, states “The General Account surplus premium load is the General Account surplus premium load rate multiplied by total premiums made in excess of the Premium Band intended to be allocated to the Fixed Account.” Please clarify what “intended to be allocated” to the Fixed Account means. Does the General Account premium load only apply if premiums other than the internal premiums are allocated to the Fixed Account and not the variable accounts in an amount that exceeds the Premium Band?

Response: There has been a product design change and we will no longer assess a General Account surplus premium load. As a result, no response to this comment is required.

22.	Staff Comment: What happens if no money is allocated to the Fixed Account? Is no General Account surplus premium load applied?

Response: There has been a product design change and we will no longer assess a General Account surplus premium load. As a result, no response to this comment is required.

23.	Staff Comment: What happens if an investor transfers assets to the Fixed Account later?

Response: There has been a product design change and we will no longer assess a General Account surplus premium load. As a result, no response to this comment is required.

24.	Staff Comment: What if the amount allocated to the Fixed Account is under the first-year

Yoon Choo
July 21, 2022

transfer program. Is the General Account surplus premium load deducted then?

Response: There has been a product design change and we will no longer assess a General Account surplus premium load. As a result, no response to this comment is required.

25.	Staff Comment: Will investors be notified if amounts exceed or have exceeded the applicable Premium Band amount? Is there an opportunity to withdrawal or transfers funds so the General Account surplus premium load is not assessed?

Response: As mentioned in previous responses, there has been a product design change and we will no longer assess a General Account surplus premium load. However, we will implement a surplus premium load that applies to all premiums made and are not tied to a particular investment option. We do not intend to send a separate notification if the Premium Band has been exceeded, however, we added additional disclosure to call us or speak with their life insurance professional.

Your Policy’s Accumulated Value

Monthly Deductions

—Asset Charge

26.	Staff Comment: Please delete the second sentence in the first paragraph.

Response: We made the requested modification.

About Pacific Life

Financial Statements

27.	Staff Comment: The disclosure references that Depositor and Registrant financial statement are included in the SAI. As a notification, these financial statements can be incorporated by reference to Form N-VPFS filing.

Response: Thank you for the reminder, we will take that into consideration.

Funds Available Under the Policy Appendix

28.	Staff Comment: In the first paragraph above the fund table, please add the following as a new second sentence “More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time.”

Response: We made the requested modification.

As stated in our response to Comments 21 through 25, we made product design changes that will modify disclosure. We will outline the changes made in our filing cover letter when we file the next pre-effective amendment.

Yoon Choo
July 21, 2022

I believe that the foregoing is responsive to Staff comments. If you have any questions, please call me at (949) 219-3943. Thank you.

Sincerely,

/s/ Brandon J. Cage

Brandon J. Cage